Herman Miller, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2017	2016	2015	2014	2013
Earnings (loss) before income taxes	$177.6	$196.6	$145.2	$(43.4)	$97.2
Fixed charges	16.7	16.6	18.7	18.3	17.9
Earnings	$194.3	$213.2	$163.9	$(25.1)	$115.1

Fixed charges:
Interest expense and amortization of debt issuance costs	$15.7	$15.8	$17.9	$17.9	$17.5
Estimate of interest within rental expense	1.0	0.8	0.8	0.4	0.4
Fixed charges	$16.7	$16.6	$18.7	$18.3	$17.9

Ratio	11.6	12.8	8.8	(a)	6.4

(a) Earnings in the year ended May 31, 2014 were inadequate to cover fixed charges. Additional earnings of $43.4 million in the year ended May 31, 2014 would have been necessary to bring the ratio for this period to 1.0.